Care Angel, Inc. d/b/a EmpowerHealth



ANNUAL REPORT

1111 Brickell Avenue, FL 10

Miami, FL 33131

(800) 902-6435

www.careangel.com

This annual report is dated April 22, 2024

BUSINESS

Care Angel is leading the evolution of virtual health solutions that focus on the continuous engagement of healthcare's sickest and costliest populations – the aging and the underserved. An area of healthcare where the needs of patients and their families are not often not being met.* people that need chronic disease management, health and well being monitoring, population health, patient support, social and community support and condition specific engagement.

Care Angel provides a wide range of programs and services at a fraction of the cost of manual care management. By deploying and AI and voice enabled virtual nurse assistant, Angel, brought to life through a HIPAA compliant online platform, deploys pre-built care plans tailored for client specific user cases. Angel features speech recognition, that can quickly identify members that need support, helping to triage or transfer to live or self-serve resources based on severity and type of clinical or non-clinical support needed, for a true connected patient experience.

Care Angel is a data-rich solution that will contribute to solving the billion-dollar challenges facing US healthcare. Its flexible, scalable, multi-modal platform is favorable to payer, provider, pharma, and other partnership clients, consumers and investors due to potential for a low-cost, per-member-per-month (PMPM) subscription model and revenue generating opportunities for our clients. With a value-based approach to care, a rapidly aging population, and demand for quality, efficiency and patient satisfaction for all stake-holders – now is an exceptional time for innovative technology solutions that bend the cost curve.

*https://www.grandviewresearch.com/press-release/global-population-health-management-phm-market

Chronic care management: Is the $50 billion market more hype than reality? http://www.healthcareitnews.com/news/chronic-care-management-50-billion-market-more-hype-reality

Population Health Management Industry Overview – PAGE 4   http://sage-growth.com/wp-content/uploads/2016/05/SGP-Quarterly-Report_5.19.16_11.pdf

Finding a Winning Business Model in Population Health Management http://www.hfma.org/anihandouts/xtbce9adrpp1/A03.pdf

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $6,538,371.25
Use of proceeds: Marketing and technology
Date: November 05, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $300,000
Number of Securities Sold: 3,500,000
Use of proceeds: Marketing and Technology
Date: June 1, 2014
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $499,710
Number of Securities Sold: 1,884,615
Use of proceeds: Marketing and Technology
Date: June 1, 2014
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity
Final amount sold: $1,666,667
Number of Securities Sold: 1,929,970
Use of proceeds: Administrative and Technology
Date: July 8, 2016
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $200,000.00
Number of Securities Sold: 171,198
Use of proceeds: Marketing and Technology
Date: October 17, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $300,000.00
Number of Securities Sold: 256,797
Use of proceeds: Marketing and Technology
Date: October 24, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class Common Stock A
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 42,799
Use of proceeds: Marketing and Technology
Date: November 14, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $25,110.00
Number of Securities Sold: 15,500
Use of proceeds: Marketing and Technology
Date: November 18, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity
Final amount sold: $25,110.00
Number of Securities Sold: 15,500
Use of proceeds: Marketing and Technology
Date: November 21, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 42,799
Use of proceeds: Marketing and Technology
Date: December 06, 2019
Offering exemption relied upon: 506(b)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $2,144.40
Number of Securities Sold: 214,440
Use of proceeds: Administrative
Date: October 07, 2016
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $44,628.58
Number of Securities Sold: 48,945
Use of proceeds: Technology
Date: April 01, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $857.76
Number of Securities Sold: 85,776
Use of proceeds: Administrative
Date: August 01, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity
Final amount sold: $1,000,000.00
Number of Securities Sold: 855,988
Use of proceeds: Marketing and Technology
Date: June 26, 2020
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $315,000.00
Number of Securities Sold: 194,443
Use of proceeds: Marketing and Technology
Date: April 07, 2020
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $300,000.00
Number of Securities Sold: 256,797
Use of proceeds: Marketing and Technology
Date: October 27, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $100,000
Number of Securities Sold: 41,494
Use of proceeds: Marketing and Technology
Date: January 27, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $51,930.68
Number of Securities Sold: 21,548
Use of proceeds: Marketing and Technology
Date: January 12, 2021
Offering exemption relied upon: Reg CF

Name: Class A Common Stock

Type of security sold: Equity
Final amount sold: $13,086.30
Number of Securities Sold: 5,430
Use of proceeds: Marketing and Technology
Date: February 26, 2021
Offering exemption relied upon: Reg CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $500,000
Number of Securities Sold: 485,257
Use of proceeds: Marketing and Technology
Date: March 23, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $96,000
Number of Securities Sold: 81,355
Use of proceeds: Marketing and Technology
Date: April 1, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $17,744.83
Number of Securities Sold: 7,363
Use of proceeds: Marketing and Technology
Date: April 21, 2021
Offering exemption relied upon: Reg CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $192,681.81
Number of Securities Sold: 79,951
Use of proceeds: Marketing and Technology
Date: April 21, 2021
Offering exemption relied upon: Reg CF

Name: Class A Common Stock

Type of security sold: Equity
Final amount sold: $600,000
Number of Securities Sold: 287,082
Use of proceeds: Marketing and Technology
Date: May 25, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,300,000
Number of Securities Sold: 622,008
Use of proceeds: Marketing and Technology
Date: June 24, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $150,000
Number of Securities Sold: 71,770
Use of proceeds: Marketing and Technology
Date: July 30, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $300,000
Number of Securities Sold: 143,541
Use of proceeds: Marketing and Technology
Date: August 20, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $330,000
Number of Securities Sold: 157,895
Use of proceeds: Marketing and Technology
Date: September 6, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity
Final amount sold: $150,000
Number of Securities Sold: 71,770
Use of proceeds: Marketing and Technology
Date: October 21, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $175,000
Number of Securities Sold: 83,732
Use of proceeds: Marketing and Technology
Date: November 30, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $250,000
Number of Securities Sold: 138,067
Use of proceeds: Marketing and Technology
Date: December 12, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0
Number of Securities Sold: 131
Use of proceeds: Marketing and Technology
Date: January 1, 2022
Offering exemption relied upon: Reg CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $100,000
Number of Securities Sold: 47,847
Use of proceeds: Marketing and Technology
Date: January 31, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity
Final amount sold: $505,000
Number of Securities Sold: 241,628
Use of proceeds: Marketing and Technology
Date: February 23, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,587,000
Number of Securities Sold: 759,330
Use of proceeds: Marketing and Technology
Date: March 23, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $125,000
Number of Securities Sold: 59,809
Use of proceeds: Marketing and Technology
Date: April 20, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $290,000
Number of Securities Sold: 138,756
Use of proceeds: Marketing and Technology
Date: May 13, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,000,000
Number of Securities Sold: 478,468
Use of proceeds: Marketing and Technology
Date: July 18, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity
Final amount sold: $5,702.06
Number of Securities Sold: 2,366
Use of proceeds: Marketing and Technology
Date: July 1, 2022
Offering exemption relied upon: Reg CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $775,000
Number of Securities Sold: 370,812
Use of proceeds: Marketing and Technology
Date: August 25, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $150,000
Number of Securities Sold: 71,770
Use of proceeds: Marketing and Technology
Date: September 1, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $250,000
Number of Securities Sold: 119,617
Use of proceeds: Marketing and Technology
Date: October 27, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $100,000
Number of Securities Sold: 47,847
Use of proceeds: Marketing and Technology
Date: November 21, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class S Preferred

Type of security sold: Equity
Final amount sold: $624,347
Number of Securities Sold: 3,211,329
Use of proceeds: Operations
Date: February 23, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Class S Preferred A
Type of security sold: Equity
Final amount sold: $6,774,347
Number of Securities Sold: 27,097,388
Use of proceeds: Operations
Date: February 23, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Class S Preferred A
Type of security sold: Equity
Final amount sold: $150,000
Number of Securities Sold: 600,000
Use of proceeds: Operations
Date: February 28, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $12,000
Number of Securities Sold: 12,500
Use of proceeds: Operations
Date: July 28, 2023
Offering exemption relied upon: Rule 701

REGULATORY INFORMATION

The Company has not previously failed to comply with the requirements for Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OFERATIONS

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements: Results of Operations
Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue:

Revenue for the year 2023 was $2,000,176 which represents an increase of 67.7% year over year 2022 with revenue of $1,192,968. This increase was the result of increasing our sales force and implementing more aggressive sales strategies.

Expenses:

Expenses in 2023 were $8,169,587, an increase of 1.2% from the reported expenses of $8,073,786 in year 2022. Expenses are mostly concentrated in the effort of increasing our sales staff to increase our revenues.

Net Income (Loss):

Our net loss of $6,074,029 in year 2023 is lower as compared to net loss of $6,865,035 in year 2022 due to an aggressive plan of expense management and the increase in revenue in year 2023.

Historical results and cash flows:

From the early beginnings, Care Angel's disruptive business model and technology platform has made efficient use of funding from investors to be able to finance the company's operations. In 2019, the Company experienced growth of 1,174.9% from the prior year 2018. We observed growth in 2020 and 2021 at a lesser rate due to the consequences of COVID-19 in the world. In 2022 we experienced the loss of a significant program that started as the result of COVID 19. New logos have been added in 2023.

During the last years, like any new company, growing our human resources has been one of the most cash flow intensive expense in the Company. The company has hired highly trained professionals in the areas of technology, web development, marketing, and business development to create the structure required to successfully operate and grow our type of business. We continue searching for more capable professionals as we take the Company to the next level.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,529,942. The company is managing the expenses and its cash.

Debt

No debt balance in 2023.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Bud Flagstad

Positions and offices currently held with the issuer:

Position: Chief Executive Office

Dates of Service: December 19, 2014 - Present

Responsibilities: Responsible for overseeing the overall direction of the organization. Bud is primarily responsible for developing the strategies and policies required to ensure that the organization will meet the goals. Current annual compensation for this position is $300,000.

Other business experience in the past three years:

Employer: Seroclinix Corporation

Title: Principal

Dates of Service: March 01, 2020 - June 01, 2020

Responsibilities: Co-founder

Other business experience in the past three years:

Employer: United Health Group

Title: Senior Vice President

Dates of Service: February 02, 2012 - March 01, 2020

Responsibilities: Led Software Innovation and Technical Product Services

Other business experience in the past three years:

Employer: ltiliti Health

Title: Advisor

Dates of Service: April 01, 2021 - Present

Responsibilities: Strategic planning, partnerships, M&A, raising capital

Other business experience in the past three years:

Employer: MicroDx

Title: Executive Chairman

Dates of Service: June 01, 2020 - April 01, 2021

Responsibilities: Strategic planning, partnerships, M&A, raising capital

Other business experience in the past three years:

Employer: RapidSOS

Title: Advisor

Dates of Service: July 01, 2020 - April 01, 2021

Responsibilities: Strategic planning, partnerships, M&A, raising capital

Name: Jory Capital LLC

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: February 23, 2023 - Present

Responsibilities: Board Member

Name: Patrick M Byrne

Patrick M Byrne's current primary role is with Zappix (LogoDial Ltd.). Patrick M Byrne currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June 22, 2020 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Livingston International

Title: Board Director

Dates of Service: January 01, 2011 - March 31, 2019

Responsibilities: Board Director

Other business experience in the past three years:

Employer: PetPace LLC

Title: Advisory Board Member

Dates of Service: July 01, 2013 - Present

Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Zappix (LogoDial Ltd.)

Title: Board Director

Dates of Service: August 01, 2013 - Present

Responsibilities: Board Director

Name: Steven Penn

Steven Penn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer/ Chief Operating Office

Dates of Service: September 1, 2021 - Present

Responsibilities: Responsible for overseeing the overall financial and operational direction of the organization. Current annual compensation for this position is $250,000.

Other business experience in the past three years:

Employer: US Bank

Title: SVP Finance - Technology and Operations

Dates of Service: April 1, 2019 - August 31, 2021

Responsibilities: Financial and operational support to the Enterprise's technology, digital and organizations including strategic planning, forecasting, budgeting, M&A support & vendor management. Helping the Enterprise modernize by shifting focus to innovative, flexible solutions to continue to provide the best services and solutions to our customers now and into the future. Financial and operational support to the Enterprise's technology, digital and organizations including strategic planning, forecasting, budgeting, M&A support & vendor management. Helping the Enterprise modernize by shifting focus to innovative, flexible solutions to continue to provide the best services and solutions to our customers now and into the future.

Other business experience in the past three years:

Employer: UnitedHealth Group

Title: SVP Operations - Innovation, Research & Development

Dates of Service: January 02, 2006 - March 31, 2019

Responsibilities: Member of the Innovation senior leadership team responsible for planning, reporting and metrics designed to help our team pursue innovative solutions in a rapid and flexible manner.

Additional responsibilities include:
-Global Innovative Solutions
-M&A due diligence
-Strategic partnership assessments
-Cultivation of strategic relationships across the vertical

Other business experience in the past three years:

Employer: University of Minnesota - Carlson School of Management

Title: Board President, Business Analytics Program Board

Dates of Service: January 01, 2015 - Present

Responsibilities: Shape data science curriculum and promote program

Other business experience in the past three years:

Employer: Optum / UnitedHealth Group

Title: Board Member

Dates of Service: January 01, 2011 - Present

Responsibilities: Board member for 3 international legal entities/ captives in India, Ireland and the Philippines, with oversight for strategic planning, tax assessments and local country financial requirement/ compliance needs.

Name: Nicholas Martin.

Nicholas Martin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Information Officer

Dates of Service: July 6, 2021 - Present

Responsibilities: Responsible for overseeing the overall technology and development direction of the organization. Current annual compensation for this position is $250,000.

Other business experience in the past three years:

Employer: DuPage Medical Group

Title: Chief Technology Officer

Dates of Service: May 1, 2018 - March 31, 2021

Responsibilities: As a leader on the executive management team, transformed the organization's technology footprint with a cloud first approach. By modernizing across the IT organization, it has enabled increased both organic and acquisition growth, improved patient engagement via digital channels, data transparency and improved physician efficiency. In response to a health care crisis, served as CIO for an alternative care facility deployed to serve the Chicago metropolitan area impacted by COVID-19, while, at the same time, delivering enterprise-wide collaboration tools, and telehealth technology to support the growth of telehealth visits from 1,500 annually to more than 900 daily. As a leader on the executive management team, transformed the organization's technology footprint with a cloud first approach. By modernizing across the IT organization, it has enabled increased both organic and acquisition growth, improved patient engagement via digital channels, data transparency and improved physician efficiency. In response to a health care crisis, served as CIO for an alternative care facility deployed to serve the Chicago metropolitan area impacted by COVID-19, while, at the same time, delivering enterprise-wide collaboration tools, and telehealth technology to support the growth of telehealth visits from 1,500 annually to more than 900 daily.

Other business experience in the past three years:

Employer: Optum International

Title: Chief Information Officer

Dates of Service: November 02, 2015 - May 31, 2017

Responsibilities: As a key member of the Executive Management team, directed all aspects of technology from desktop support to infrastructure to application development. Managed technology plan to enable improved healthcare delivery in the multiple countries.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series Seed Preferred A

Stockholder Name: Jory Capital, LLC

Amount and nature of Beneficial ownership: 24,000,000

Percent of class: 46.00%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Class A Common Stock , Class B Common Stock, Series Seed Preferred Stock, and Series Seed Preferred A Stock.

Class A Common Stock

The amount of security authorized is 63,240,000 with a total of 18,951,710 outstanding.

Voting Rights

1 vote per share Material Rights
The total amount outstanding on a fully diluted basis includes 13,845,960 shares issued, 5,105,750 shares reserved pursuant to a stock option plan.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 766,956 outstanding.

Voting Rights
There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed Preferred Stock

The amount of security authorized on a fully diluted basis includes 12,000,000 with a total of 9,862,230 outstanding and 300,000 shares to be issued pursuant to outstanding warrants.

Voting Rights

1 vote per share Material Rights

Series Seed Preferred Stock A

The amount of security authorized on a fully diluted basis includes 37,000,000 with a total of 27,697,388 outstanding.

Voting Rights

1 vote per share Material Rights

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the description and judgement of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants.

These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

Our SmartCare platform continues to evolve and expand its capabilities to meet demand and stay ahead of the market. Generally speaking, delays or cost overruns in the development of our platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological challenges, changes in the market, and regulatory hurdles. Although we don't anticipate any major occurrence, any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Care Angel was formed on March 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Care Angel has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history.

The Company was formed in 2014 and has grown revenues more than 1,000% since going to market in 2017. We expect to continue to grow very quickly. If you are investing in this company, it's because you think that Care Angel is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and although we believe it will be profitable starting in 2023, there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly.

One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. It also has patents pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The Company intends to continued to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable cost associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable.

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.

The company has made considerable investments in our security and has partnered with Azure cloud in order to help secure our technological assets. Although we take every precaution possible, there is no organization that is not vulnerable to hackers. Further, any significant disruption in service on Care Angel's or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Care Angel's could harm our reputation and materially negatively impact our financial condition and business. The company is currently undergoing HITRUST certification which is the highest security certification in the market.

Healthcare Industry

Healthcare market has numerous opportunities and also inherent risks. It is the largest part of GDP for any economy around the world. Although the company believes it is uniquely positioned to take advantage of the massive market opportunities available to its revolutionary platform, there are many risks that the company must maneuver. Some of these risks include competition, government regulations that may affect our services, technological challenges, compliance to standards such as HIPAA, HITRUST and cyber security, among others.

COVID-19

The Company's core offering solutions are being used by the largest insurance in the world to manage at risk populations. The COVID-19 pandemic expanded the market for our solutions exponentially to engage and manage populations using our on demand workforce of AI powered virtual nurse assistants. We believe COVID-19 provides many opportunities globally that were not existent to the Company before the COVID-19 pandemic outbreak. These may generate millions of dollars in the short term and potentially in the long-term, but there is no guarantee and there is the risk that eventually the COViD-19 outbreak will be controlled and those additional revenue opportunities may not be available.

RESTRICTIONS ON TRANSFER

The common stock sold in the regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 16, 2024.

Care Angel, Inc.

By   *Karsten "Bud' Flagstad*

Name: Bud Flagstad

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CARE ANGEL, INC.
d/b/a EmpowerHealth

Financial Statements

December 31, 2023 and 2022



TABLE OF CONTENTS

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INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Care Angel, Inc. d/b/a EmpowerHealth
Miami, Florida

Opinion

We have audited the accompanying financial statements of Care Angel, Inc. d/b/a EmpowerHealth (a Delaware Corporation) (the "Company"), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note I to the financial statements, a prior period adjustment was recorded for stock compensation expense for forfeited stock options. Our opinion is not modified with respect to this matter.

Other Matter

Included in the financial statements are the balance sheet as of December 31, 2022, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended. This information has not been audited, reviewed, or compiled, and, accordingly, we express no opinion on it. The 2022 financial statements are designated as "unaudited' in the accompanying financial statements.

bermanhopkins.com

MELBOURNE
8035 Spyglass Hill Road
Melbourne, FL 32940
321-757-2020

ORLANDO
255 South Orange Avenue, #1000
Orlando, FL 32801
407-841-8841

WINTER PARK
1415 Gene Street
Winter Park, FL 32789
407-412-9299

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Care Angel, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Care Angel, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

February 28, 2024
Orlando, Florida

Berman Hopkins Wright & LaHam
CPAs and Associates, LLP

2

Care Angel, Inc. d/b/a EmpowerHealth

BALANCE SHEETS

December 31,

ASSETS

	2023	2022 (unaudited, as originally stated)
CURRENT ASSETS		
Cash	$ 1,529,942	$ 293,659
Accounts receivable	679,684	58,481
Prepaid expenses	47,006	13,797
Total current assets	2,256,632	365,937
OTHER ASSETS		
Deposits	19,103	26,783
Start up costs, net	-	504,461
Total other assets	19,103	531,244
Total assets	$ 2,275,735	$ 897,181

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	2023	2022
CURRENT LIABILITIES		
Accounts payable	$ 406,106	$ 559,671
401K liabilities	61,508	30,909
Accured expenses and other current liabilities	89,077	437,123
Total current liabilities	556,691	1,027,703
OTHER LIABILITIES		
Share dividend payable	295,544	-
Total liabilities	852,235	1,027,703
STOCKHOLDERS' EQUITY (DEFICIT)		
Class A common stock , par value $0.001 per share; 63,240,000 and 30,000,000 shares authorized as of December 31, 2023 and 2022; 13,845,960 shares issued and outstanding at December 31, 2023 and 2022.	13,846	13,846
Class B common stock, par value $0.001 per share; 10,000,000 shares authorized; 766,956 and 754,456 shares issued and outstanding at December 31, 2023 and 2022.	767	754
Seed series preferred stock , par value $0.001 per share; 12,000,000 and 10,000,000 shares authorized as of December 31, 2023 and 2022; 9,862,230 and 6,650,901 shares issued and outstanding at December 31, 2023 and 2022.	9,862	6,651
Series A preferred stock, par value $0.001 per share; 37,100,000 shares authorized; 27,697,388 shares issued and outstanding at December 31, 2023.	27,697	-
Stock options	1,432,977	1,041,645
Stock warrants	2,084,143	2,084,143
Additional paid-in capital	25,072,863	17,826,640
Accumulated deficit	(27,218,655)	(21,104,201)
Total stockholders' equity (deficit)	1,423,500	(130,522)
Total liabilities and stockholders' equity (deficit)	$ 2,275,735	$ 897,181

See accompanying notes to the financial statements and independent auditor's report.

Care Angel, Inc. d/b/a EmpowerHealth

STATEMENTS OF OPERATIONS

For the years ended December 31,

	2023	2022 (unaudited, as originally stated)
REVENUES		
Member usage fees	$ 1,794,647	$ 297,573
Monthly program fees	175,029	895,395
Implementation fees	30,500	-
Total revenues	2,000,176	1,192,968
COST OF REVENUES		
Research and development expense	745,774	758,213
Software services	385,756	403,702
Total cost of revenues	1,131,530	1,161,915
Gross profit	868,646	31,053
GENERAL AND ADMINISTRATIVE EXPENSES		
Salary and wages	3,971,868	3,875,152
Professional fees	1,216,203	1,334,828
Amortization expense of start-up costs	504,461	59,384
Stock based compensation	391,332	599,047
Legal expense	276,128	377,857
Lease expense	190,278	193,261
Insurance expense	163,340	89,449
Marketing and dues & subscriptions	143,063	244,430
Miscellaneous expense	108,642	60,119
Travel & entertainment	58,946	53,344
Bad debt expense	13,796	-
Charitable contributions	-	25,000
Total general and administrative expenses	7,038,057	6,911,871
Loss from operations	(6,169,411)	(6,880,818)
OTHER INCOME (EXPENSE)		
Interest expense	(6,458)	-
Interest income	101,840	15,783
Total other income (expense)	95,382	15,783
NET LOSS BEFORE TAX BENEFIT	(6,074,029)	(6,865,035)
Tax benefit (expense)	-	-
NET LOSS	$ (6,074,029)	$ (6,865,035)

See accompanying notes to the financial statements and independent auditor's report.

Care Angel, Inc. d/b/a EmpowerHealth

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Common stock A		Common stock B		Preferred - Series Seed		Preferred - Series A		Stock Options	Warrants	Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
BALANCES AT JANUARY 1, 2022 (UNAUDITED)	11,507,579	$ 11,508	754,456	$ 754	6,650,901	$ 6,651	-	$ -	$ 1,041,645	$ 2,084,143	$ 12,941,276	$ (14,239,166)	$ 1,846,811
Shares granted	2,338,281	2,338	-	-	-	-	-	-	-	-	4,885,364	-	4,887,702
Net loss	-	-	-	-	-	-	-	-	-	-	-	(6,865,035)	(6,865,035)
BALANCES AT DECEMBER 31, 2022 (AS ORIGINALLY STATED)	13,845,860	13,846	754,456	754	6,650,901	6,651	-	-	1,041,645	2,084,143	17,826,640	(21,104,201)	(130,522)
Prior period adjustment	-	-	-	-	-	-	-	-	-	-	-	46,164	46,164
BALANCES AT DECEMBER 31, 2022 (AS RESTATED)	13,845,860	13,846	754,456	754	6,650,901	6,651	-	-	1,041,645	2,084,143	17,826,640	(21,058,037)	(84,358)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(6,074,029)	(6,074,029)
Shares granted	-	-	12,500	13	3,211,329	3,211	27,697,388	27,697	-	-	7,246,223	-	7,277,144
Stock options granted	-	-	-	-	-	-	-	-	639,420	-	-	-	639,420
Stock options forfeited	-	-	-	-	-	-	-	-	(248,088)	-	-	-	(248,088)
Shares dividend	-	-	-	-	-	-	-	-	-	-	-	(86,589)	(86,589)
BALANCES AT DECEMBER 31, 2023	13,845,860	$ 13,846	766,956	$ 767	9,862,230	$ 9,862	27,697,388	$ 27,697	$ 1,432,977	$ 2,084,143	$ 25,072,863	$ (27,218,655)	$ 1,423,500

Care Angel, Inc. d/b/a EmpowerHealth

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2023	2022 (unaudited, as originally stated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (6,074,029)	$ (6,865,035)
Adjustments to reconcile net income to net cash used in operating activities:		
Prior period adjustment	(46,164)	-
Stock compensation expense	391,332	599,047
Share dividend payable	295,544	-
Amortization of start up costs	504,461	59,384
(Increase) decrease in assets:		
Accounts receivable	(621,203)	192,945
Prepaid expenses	(33,209)	119,702
Deposits	7,680	-
Increase (decrease) in liabilities:		
Accounts payable	(152,973)	397,728
401K liabilities	1,576	-
Accrued liabilities	(348,046)	-
Net cash used in operating activities	(6,075,031)	(5,496,229)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	12,000	4,887,702
Issuance of preferred stock	7,299,314	-
Net cash provided by financing activities	7,311,314	4,887,702
NET CHANGE IN CASH	1,236,283	(608,527)
Cash at the beginning of the year	293,659	902,186
CASH AT THE END OF THE YEAR	$ 1,529,942	$ 293,659
SUPPLEMENTAL DISCLOSURE CASH FLOW INFORMATION		
Cash paid for interest	$ 1,894	$ -

See accompanying notes to the financial statements and independent auditor's report.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of business

Care Angel, Inc. d/b/a EmpowerHealth ("The Company") was incorporated under the laws of the State of Delaware in March 2013. The Company uses multi-modal conversations and augmented intelligence to forge impactful partnerships with health providers, payers, employers, and partners to effectively engage and seamlessly connect individuals with services and resources that enhance health outcomes.

2. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Credit risk

The Company maintains its cash balances at United States financial institutions that are insured by the Federal Deposit Insurance Company ("FDIC") for up to $250,000 per depositor. From time to time, the Company's cash balances in these institutions may be in excess of the FDIC insured limit. However, management does not believe the credit risk related to these balances is significant.

4. Accounts receivable and allowance for credit losses

Accounts receivable are stated net of an allowance for credit losses. The Company periodically assesses its methodologies for estimating credit losses in consideration of actual experience, trends, and changes in the overall economic environment. The Company estimates the allowance based on a review of the financial condition and payment history of specific customers having significant accounts receivable balances, and establishes a general reserve for remaining accounts receivables based on historical credit losses. Management established that no allowance for credit losses was deemed necessary for December 31, 2023 or December 31, 2022.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Leases

Under Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 842, *Leases*, the determination of whether an arrangement is a lease is made at the lease's inception and a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Right of use assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the accompanying obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management has elected to use the risk free rate at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms do not include options to extend or terminate the lease. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company's only lease agreement is with terms of 12 months, therefore management has made the decision to not record this lease on the balance sheet, but record the expense ratably on a monthly basis over the term of the contract. Total lease expense for the year ended December 31, 2023 and 2022 was $190,278 and $193,261, respectively.

6. Revenue and cost recognition

Revenues are accounted for in accordance with FASB ASC 606, *Revenue from Contracts with Customers*. The Company typically enters into long-term contracts with its customers that are billed based on a per member fee, volume rate fee, or flat fee. These customers are billed monthly and revenue is recognized accordingly. The typical length of a contract is over one year and typically has only one performance obligation. Occasionally, the Company provides implementation services and revenue is recognized when billed, as the performance obligation is satisfied.

Cost of revenues includes all research and development costs and software development costs. In accordance with ASC 730, *Research and Development*, these costs are expensed as incurred. General and administrative expenses are charged to operations as incurred.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

7. Disaggregation of revenue from contracts with customers

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the years ended December 31,

	2023	2022 (unaudited)
Performance obligations satisfied at a point in time	$ 30,500	$ -
Performance obligations satisfied over time	1,969,676	1,192,968
	$ 2,000,176	$ 1,192,968

8. Income taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities. Measurement of deferred income tax is based on enacted tax rates and laws that will be in effect when the differences are expected to reverse, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*, which clarifies the accounting and disclosure requirements for uncertainty in tax positions.

It requires a two-step approach to evaluate tax positions and determine if they should be recognized in the financial statements.

The two-step approach involves recognizing any tax positions that are "more likely than not" to occur and then measuring those positions to determine if they are recognizable in the financial statements. Management regularly reviews and analyzes all tax positions and has determined that no material uncertain tax positions requiring recognition have occurred. Tax returns for all years after 2020 are still open to IRS examination under the statute of limitations.

9. Start-up costs

Certain costs were incurred during the initial stages of operations that the Company identified as startup costs and included legal fees and registration fees. These expenses were initially amortized; however were fully expensed in the current year in accordance with ASC 720, *Other Expenses*. Expense recognized for the year ended December 31, 2023 was $504,461 and expense for the year ended December 31, 2022 was $59,384.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10. Recently adopted accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, that requires certain financial assets to be measured at amortized cost net of an allowance for estimated credit losses, such that the net receivable represents the present value of expected cash collection. This allowance must be based on all relevant information, such as historical information, current conditions, and reasonable and supportable forecasts that could impact the collectability of the amounts. Entities that apply Topic 326 must reflect a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted.

The Company adopted Topic 326 as of January 1, 2023 using the modified retrospective approach and there was no material impact on the financial statements.

NOTE B - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses consist of the following as of December 31,

	2023	2022 (unaudited)
Accrued payroll	$ 67,281	$ 402,275
Other accrued expenses	21,796	34,848
	$ 89,077	$ 437,123

NOTE C - STOCK WARRANTS

The Company issued warrants to purchase shares of Class A common stock in March 2021. The warrants can be exercised any time after the first anniversary of the date of issuance up to the fifth anniversary of the date of issuance with exercise prices that range from $0.50 to $1.62. Each warrant allows the purchase of up to 2,500,000 shares. As of December 31, 2023, there are approximately 6,072,000 warrants outstanding.

The Company issued warrants to purchase shares of Series A preferred stock in August of 2018 and 2019. The warrants can be exercised any time after the closing date of the Company's first issuance of Series A Preferred Stock and up to the fifth anniversary of the Date of Issuance. The warrant allows the purchase of shares equal to 50% of warrant coverage at a price equal to 80% of the price per share of Series A Preferred Stock. As of December 31, 2023, there are 300,000 warrants outstanding.

NOTE D - SHARE DIVIDEND PAYABLE

The Series A Preferred Stock issues dividends at a rate per annum of 5% of the original issue price of the shares. The dividends compound quarterly and are cumulative. The dividends are payable only when declared by the Board of Directors. During the year ended December 31, 2023 and 2022, there were no dividends paid and the dividends are within the Dividend Payable line item on the balance sheet.

NOTE E - STOCK OPTION PLAN

Effective December 31, 2016, the Company adopted the 2016 Stock Option Plan (the "Plan") to grant stock options to purchase shares of common stock of the Company. In accordance with the Plan, key employees were granted stock options based upon the discretion of the board to purchase a total of 857,764 shares of Company stock at an exercise price that will be determined by the Committee at the time the option is granted. The options vest four years from the date of grant, and are exercisable from then through a period of ten years from the date of grant. No options were exercised during the year ended December 31, 2023 or December 31, 2022.

Effective April 1, 2023, The Company adopted the 2023 Equity Incentive Plan (the "Incentive Plan") to grant stock options to purchase shares of common stock of the Company. In accordance with the Incentive Plan, key employees and advisors were granted stock options based upon the discretion of the board to purchase a total of 5,000,000 shares of Company stock at an exercise price of $.25 per share. The options vest four years from the date of grant, and are exercisable from then through a period of ten years from the date of grant. No options were exercised during the year ended December 31, 2023 and the balance of shares outstanding at that time were 2,529,500. Subsequent to year-end, the Company completed a third-party valuation that resulted in a share price valuation of $0.038.

The grant-date fair value of the options was determined through a third-party valuation. Compensation cost will be recognized over the four-year vesting period that began at the date of grant. For the year ended December 31, 2023, the Company recognized expense of $639,420 related to the stock options granted and $248,088 for stock forfeitures for a net compensation cost of $391,332.

NOTE F - REVENUE CONCENTRATIONS

During the year ended December 31, 2023, the Company earned approximately 83%, of its revenues from three customers. The amount due from these customers totaled 90% of total accounts receivable at December 31, 2023.

During the year ended December 31, 2022, the Company earned approximately 89%, of its revenues from three customers. The amount due from these customers totaled 77% of total accounts receivable at December 31, 2022.

NOTE G - TAXES

The Company recorded a full valuation allowance during the years ended December 31, 2023 and 2022 against the net deferred tax assets. The effective tax rate differs from the statutory U.S. corporate tax rate primarily as a result of the valuation allowance recorded against U.S. deferred tax assets.

The income tax provision reconciled to taxes computed at the statutory rates is as follows:

	2023	2022 (unaudited)
Combined federal and state tax benefit (expense)	$ (1,467,000)	$ (1,633,195)
Adjustment resulting from:		
Nondeductible expenses	600	-
Prior year adjustments - state	(824,308)	-
Valuation allowance	6,596,071	1,633,195
Prior year adjustments - federal	(4,176,458)	-
Other	(128,905)	-
Income tax benefit (expense)	$ -	$ -

The components of the Company's deferred tax asset and liabilities at 2023 and 2022 are as follows:

	2023	2022 (unaudited)
Deferred taxes:		
Cash to Accrual	$ 27,720	$ 146,243
Accumulated amortization R&D	170,114	-
Accumulated amortization	112,975	-
Charitable contributions carryforward	11,431	-
Prepaid expenses	(39,963)	-
Net operating loss carryforward	5,147,217	3,975,471
Other	-	11,430
State net operation loss	1,064,788	822,349
Tax credits	101,789	84,898
Allowance	(6,596,071)	(5,040,391)
Total deferred tax assets (liabilities), net	$ -	$ -

NOTE G - TAXES (continued)

The Company had a federal net operating loss carryforward of approximately $24,510,000 and the state net operating loss carryforward of approximately $24,506,000 as of December 31, 2023. On evaluating the Company's ability to realize its deferred income tax assets, the Company considers all available positive and negative evidence, including operating results, ongoing tax planning, and forecasts of future taxable income. The Company has a valuation allowance of approximately $6,596,000 and $5,040,000 as of December 31, 2023 and 2022, respectively, against deferred income tax assets that are not more likely than not to be realized in future periods. The federal and state net operating loss carryforwards will expire in various jurisdictions commencing in years from 2035 to 2038, if not utilized.

NOTE H - 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) defined contribution plan for all of its employees. The Company may make discretionary matching contributions based on a percentage of salary contributed by participants, and may also make additional discretionary profit sharing contributions. The Company contributed $62,396 and $52,813 to the plan for the years ended December 31, 2023 and 2022, respectively.

NOTE I - PRIOR PERIOD ADJUSTMENT

Management identified stock compensation expense for forfeited stock options for terminated employees recorded in error for $46,164. As a result, retained earnings as of January 1, 2023 was restated to reflect this correction.

NOTE J - COMMITMENTS AND CONTINGENCIES

The Company is periodically subject to claims and lawsuits that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company.

NOTE K - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2024, the date that the financial statements were available to be issued, and as determined that no transactions have occurred that would warrant additional disclosures in the financial statements other than those already disclosed.